STRATTEC SECURITY CORPORATION
3333 West Good Hope Road
Milwaukee, WI 53209

April 8, 2009

SENT VIA EDGAR

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	STRATTEC SECURITY CORPORATION
Form 10-K: For the fiscal year ended June 29, 2008
Form 10-Q: For the quarterly period ended December 28, 2008
Commission file number: 0-25150

Dear Ms. Shenk,

The following are the responses of STRATTEC SECURITY CORPORATION (“STRATTEC,” “we” or the “Company”) to the comments in the letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated March 30, 2009 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2008.  For reference purposes, the text of the Comment Letter has been reproduced below for each numbered paragraph.

Form 10-K for the fiscal year ended June 29, 2008
Exhibit 13, 2008 Annual Report

Financial Highlights, page 4

Comment No. 1

We note that you consider the use of the non-GAAP measure EVA (economic value added) to be a measure of performance and shareholder value.  Please provide a more detailed discussion on the use of this measure by management and why it is believed to be useful for investors, including why it provides investors with a greater visibility of economic profit.  Also specifically explain what it means to have negative EVA.  Include in the discussion how the capital cost percentage is computed and the factors that would cause this calculation to change.  See Item 10 of Regulation S-K and the Frequently Asked Questions Regarding Management’s Use of Non-GAAP Measures located on the Commission website at www.sec.gov for further guidance.

Response to Comment No. 1

On page 9 of our 2008 Annual Report and on page 18 and 19 of our 2008 definitive Proxy Statement, we further describe our Economic Value Added (“EVA”) philosophy and the Company EVA Plan.

The purpose of using EVA as a non-GAAP measure is to drive for continuous improvement year over year, enhance shareholder value and provide a framework for determining incentive compensation for our associates that financially rewards them for increases in shareholder value.
In general, EVA is our net operating profit after cash basis taxes, less a capital charge.  The capital charge is determined based on our cost of capital (weighted average debt and equity capital structure as defined by Stern, Stewart & Co., a management consultant firm that originated the concept of EVA). At the beginning of each fiscal year, we calculate STRATTEC’s cost of capital and expected Company EVA Performance Target.  In fiscal 2008, the cost of capital was determined to be at 10% and the Company EVA Performance Target was a positive $1.15 million.  Actual Company EVA Performance in fiscal 2008 was a negative $6.3 million.  See below (in millions of dollars):

Net Operating Profit After Cash-Basis Taxes                          $ 4.1
Average Net Capital Employed                            $  104.1
Cost of Capital                                                             10%

Capital Charge                                                                              (10.4)
Negative Economic Value Added                                            $ (6.3)

During the last three fiscal years (2006-2008) our actual Company performance did not exceed our fiscal year EVA targeted goals, and consequently no incentive bonus compensation has been awarded to our associates during those periods.

Negative EVA means that the calculated Cost of Capital charge (Cost of Capital X Net monthly average Capital employed in the business) exceeds our Net Operating Profit after cash basis taxes. The only affect of having a negative EVA for a particular period is in failing to achieve the Company EVA Performance Target for that particular year.

Average net capital employed in the business is generally calculated by averaging the net amount of operating assets (i.e. operating assets less operating liabilities) used in the Company’s business during a particular period. In fiscal year 2008, our EVA plan was modified to include cash and cash equivalents as part of the Company’s net capital employed in the business (see page 4 of the 2008 Annual Report).  Because cash and cash equivalents were a significant component of the capital employed in the business they increased the capital charge, thereby contributing to our negative EVA.

Strattec calculates its cost of capital (or capital charge) by averaging its cost of equity and its cost of debt assuming a weighted average value for the equity of 80% and 20% for the debt. The cost of the equity is calculated multiplying a market risk premium rate established by Stern, Stewart and multiplying that premium rate by the transportation industry risk index (which is established by Stern, Stewart for the transportation industry) and then adding that product to the average effective interest rate during the month of April each year that would be earned by investing in ten year U.S. Treasury Notes. The cost of the Company's debt is calculated based upon Strattec's expected weighted average interest cost on its available borrowing base with its lender on an after tax basis. As a result, Strattec's cost of capital is predominantly affected by changes in interest rates and Stern, Stewart's evaluation of the risks and economic climate in the transportation industry that influence its determination of the market premium and the industry index rate.

In our future filings we will expand the above EVA discussion in our Annual Report and Proxy Statement.

Management’s Discussion and Analysis, Liquidity and Capital Resources, page 13

Comment No. 2

We note that you were able to recover some of the increases in the cost of raw materials from your customers through price increases.  Please tell us and provide a discussion within MD&A explaining whether this is a common practice with your customers and discuss how the amount to be recovered is determined.

Response to Comment No. 2

The financial impact resulting from increases in the cost of zinc and brass, our primary raw materials, was significant during our past three fiscal years (2006-2008).  Up until fiscal 2008, it was not a common practice to recover the impact of increases in the cost of raw materials from our major OEM customers (General Motors, Ford, Chrysler LLC, etc.).  However, due to the significant financial impact on us, we approached each of our customers in an attempt to negotiate a recovery of some or all of the raw material cost increases.  The negotiations, including the amount to be recovered, were performed separately with each customer.  The results of the negotiations varied by customer.  We were successfully able to recover a portion of the financial impact of the material cost increases from some customers through one time price adjustments on a going forward basis.  The amount recovered was simply a result of this negotiation process.  We, however, were not successful in recovering a portion of the material cost increases from all of our customers.  Commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our material costs in our negotiations with our customers.  Our success in obtaining these quarterly adjustments in our customer contracts depends on the separate negotiations with each customer.  We discuss this in the MD&A Risk Factors section “Sources of and Fluctuations in Market Prices of Raw Materials” on pages 17 and 18 of our 2008 Annual Report and disclose the possible adverse effect on our financial results if the increased raw material costs cannot be recovered from our customers.

In our future filings we will expand our discussion of the recoverability of raw material price increases in our MD&A.

Comment No. 3

We note that your sales, gross profit, and net income have declined each year from 2004 to 2008.  In this regard, we believe it would be useful to investors for you to revise your MD&A to include an overview section that discusses the existence of and reasons for long-term trends in your business and your current expectation as it relates to these trends in the future.

Response to Comment No. 3

In the MD&A “Results of Operations” 2008 compared to 2007, we discuss the impact of various factors on our sales, gross profit and net income and describe how those factors cause changes in our sales, gross profit and net income.  For example, in fiscal year 2008, the 12-week strike by a major supplier to General Motors reduced their production and, as a result, our sales to General Motors declined.  During the same time period, gasoline prices exceeded $4.00 gallon, causing consumer preferences to shift away from large vehicles which represent a significant portion of our product applications. We also described this factor in our 2008 Annual report as one of the reasons for our lower sales.

Each of the above items impacted our sales and profitability during 2008.  We believe we describe these items, as well as others, elsewhere in our 2008 Annual Report, including in the Risk Factors section on pages 17 and 18.

We agree, in our future filings, including in our fiscal year 2009 Annual Report, we will provide an overview section in our MD&A describing these trends as they relate to our current and future business.

Comment No. 4

We note the severity of the decline in sales and the decrease in gross profit for the six months ended December 28, 2008 as compared to the same period ended December 30, 2007, the disclosures regarding the risks associated with the significant underfunded legacy liabilities and continuing losses of your major customers, and the recent expiration of your line of credit.  Please expand your liquidity discussion to address how you expect these recent economic events including those specific to your major customers, may affect your ability to collect on your receivables, fund operational costs, and recover fixed assets should the negative economic factors continue to a prolonged period of time.  Finally, discuss what, if any, plans management may have should the present level of costs and operations not be sustainable.

Response to Comment No. 4

In comment #4 you are referring to the six month periods ended December 28, 2008 and December 30, 2007.  We believe this comment relates to our Form 10-Q Report for the period ended December 28, 2008, filed on February 5, 2009, as opposed to our 2008 Annual Report, MD&A Liquidity and Capital Resources discussion on page 13.

Assuming the above is correct, your reference to our recently expired line of credit is incorrect.  Our $50 million line of credit was renewed with M&I Bank prior to the filing of our Form 10-Q Report on November 7, 2008 for the quarter ended September 28, 2008 and was noted in that filing.  The renewed line of credit now expires on October 31, 2009.

In regards to STRATTEC’s liquidity as of December 28, 2008, we had cash and cash equivalents of $31.8 million and no borrowings on our $50 million current line of credit.  We believe as of December 28, 2008 our financial position to be adequate to address our customer risks and exposures (primarily our outstanding accounts receivable balances).

We agree we will provide added disclosure in future filings regarding our customer financial viability in our MD&A, such as describing their continuing negative operating results, their actions in seeking loans from the U.S. Government, and our outstanding accounts receivable balance exposure with these customers.  In addition to the foregoing, we will include in future filings a description of the actions the Company may implement to reduce overall costs during the current economic downturn and how we are trying to mitigate our risk exposures to the problems facing our key customers.

Critical Accounting Policies, page 15
Other Reserves

Comment No. 5

Your discussion regarding the estimates and judgments used with regard to recording reserves is vague.  Please disclose the significant judgments, assumptions, and uncertainties associated with each reserve and discuss the respective factors subject to estimation and variability.  For factors that are variable, disclose those most subject to change and the related sensitivity to change.  Refer to Section V of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response to Comment No. 5

Our significant judgments, assumptions and uncertainties associated with each reserve for the Company and the factors subject to estimation are described below:

-  Environmental Reserve –

We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above-ground solvent storage tank occurring in 1985.

The recorded liability balance involves judgment and estimates.  Our estimates are based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination.  Actual costs might vary from these estimates for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required.  Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability.

Please refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements on page 28 of our 2008 Annual Report.

-  Incurred but not reported claim reserve for self-insured health plans and workers’ compensation reserve:

We have self-insured medical and dental plans covering all eligible U.S. associates.  We also maintain an insured workers’ compensation program covering all U.S. associates.  The insurance is renewed annually and may be covered under a loss sensitive plan.  Under a loss sensitive plan the ultimate cost is dependent upon losses incurred during the policy period.  The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.

The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation.  We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported.  Our estimate of claims incurred but not reported is based on analysis of historical data, current trends related to claims and health care costs and information available from the insurance carrier.  Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed.  Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liability.

Please refer to the discussion of Self Insurance and Loss Sensitive Plans under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 25 of our 2008 Annual Report.

-  Allowance for doubtful accounts related to trade accounts receivable:

Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business.

Our evaluation of the collectibility of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the industry as a whole.  The estimate of the required reserve involves uncertainty as to the future collectability of receivable balances.  This uncertainty is magnified by the financial difficulty currently experienced by our major customers as discussed under Risk Factors-Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share on page 17 of our 2008 Annual Report.

Please refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 23 of our 2008 Annual Report.

-  Repair and maintenance supply parts reserve:

We maintain an inventory of repair and maintenance supply parts in support of operations. The inventory includes critical repair parts for all production equipment as well as general maintenance items.  The inventory of critical repair parts is required to avoid disruptions in our customers’ just-in-time production schedules due to a lack of spare parts when equipment break-downs occur.  Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise.  A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts.

Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels.  Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels.  This could result in changes to our estimated required reserve.

Please refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 24 of our 2008 Annual Report.

The information discussed above will be added to the discussion of “Critical Accounting Policies – Other Reserves” in future filings.

Notes to Financial Statements, Organization and Summary of Significant Accounting Policies, page 23

Comment No. 6

Reference is made to the guidance in paragraph 37 of SFAS 131 in reporting revenues for each similar group of products.  As your company description section on page 7 discusses that your engineering resources are organized by product type, please separately disclose revenue earned for your four product groups (i) locks and keys; (ii) latches; (iii) driver control/ignition lock housings; and (iv) electrical.

Response to Comment No. 6

Paragraph 37 of SFAS 131 states “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed”.  STRATTEC SECURITY CORPORATION is in the business of engineering, manufacturing and selling access control products for vehicular applications.  In this context, access control refers to the devices we provide that allow user control of access points to the interior of a vehicle, as well as access to the operation of a vehicle.  This includes secure access devices such as locks and keys used on doors and compartments, and ignition systems.  Also included in this category are non-secure devices that include door handles and latches used at entry points.  Certain ancillary components that are integral to the access control functions are included in this product group, which can be mechanical or electro-mechanical in nature, such as power assist mechanisms, or imbedded electronics which interface with vehicle electronic control modules provided by other suppliers directly to our customers.  All of our revenue from external customers are from the sale of “vehicle access control” products.  We therefore have only one group of saleable products that generates revenue for the Company, which is consistent with our financial reporting system used to generate the general purpose financial statements.  The product types included in the company description on page 7 of our Annual Report are classifications for our engineering resources and describe the points of focus for our engineers.  In reality there is cross-over among all our engineers as our products are inter-related.  For example, the electrical engineering group covers the electrical requirements of all saleable products.  We do not sell electrical products separately.  They are incorporated into our access control products.  Therefore, we do not believe paragraph 37 of SFAS 131 is applicable to us as we do not have more than one product group that generates revenue from external customers.

Form 10-Q For the quarter ended December 28, 2008
Analysis of Results of Operations, page 11

Comment No. 7

We note that you are vacating two leased facilities, one in Juarez and one in Matamoros, Mexico, and that you anticipate annual savings of $500,000 as a result.  Please tell us whether you will be obligated to pay to terminate these leases and, if so, how you plan to account for such costs.

Response to Comment No. 7

We are not contractually obligated to pay to terminate the leases related to our two leased facilities in Mexico.  The contractual lease term for the facility in Matamoros, Mexico expires in July, 2009.  The building was occupied through February 2009.  The lease related to this facility was assumed as part of the purchase of Delphi Power Products on November 30, 2008.  Lease payments will be made through the end of the lease term, which expires on July 31, 2009.  The lease payments made during the period the building was occupied were recorded as rent expense.  A purchase accounting reserve was established as of the purchase date in accordance with management’s plan to move the operations from the Matamoros facility to a STRATTEC owned facility in Juarez, Mexico. The lease payments made from March 2009 through July 2009 will be charged against this reserve. The contractual lease term for the facility in Juarez, Mexico expired on February 2, 2009.  The building was occupied through the end of January 2009.  Lease payments were made and recorded as rent expense through the end of the lease term.

In responding to the Comment Letter, STRATTEC acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (414) 247-3435 with any questions or comments regarding any of the foregoing.

Very truly yours,

STRATTEC SECURITY CORPORATION

/s/ Patrick J. Hansen
Patrick J. Hansen
Senior Vice President-Chief Financial Officer,
Treasurer and Secretary

lmo

cc:    Theresa Messinese